
**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

December 18, 2012

Via E-mail
Nicholas S. Schorsch
Chairman of the Board of Directors
American Realty Capital Healthcare Trust II, Inc.
405 Park Avenue
New York, NY 10022

> **Re: American Realty Capital Healthcare Trust II, Inc.
>   Amendment No. 1 to Registration Statement on Form S-11
>   Filed December 7, 2012
>   File No. 333-184677**

Dear Mr. Schorsch:

We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comments 3, 22 and 26 of our letter dated November 7, 2012. We will continue to monitor for your response to these comments.

2.   We note your response to comments 4 and 5 of our letter dated November 7, 2012, and your reliance on the relief granted in prior no-action letters. We note that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, and Regulation M to your share repurchase program.   We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted.

Prospectus Summary, page 1

What are the fees and other amounts that you will pay to the advisor …?, page 12

3.   We note that you intend to pay an oversight fee. Please revise to clarify which fee is considered to be the oversight fee.

4.   Please revise your disclosure to clarify that the advisor will be entitled to distributions based on the Class B units that it receives as part of the "asset management subordinated participation" fee, and that these amounts will be in addition to the incentive fees that it may receive, including, but not limited to, the annual subordinated performance fee and the subordinated participation in net sales proceeds.

5.   Please clarify how you will determine the "value of one share of common stock" prior to when you begin calculating NAV.

6.   Please disclose in a separate column the recipients of the compensation.

Risk Factors, page 28

Purchases of common stock by our directors …, page 28

7.   We note your response to comment 13 of our letter dated November 7, 2012. Please clarify, in the subcaption of this risk factor, that you may only ultimately attain the minimum offering amount by selling shares to affiliates.

Management, page 78

The Advisor, page 88

8.   We note your response to comment 15 of our letter dated November 7, 2012. We reissue our comment. Please disclose, approximately, how much time your named executive officers will devote to your operations each week.

Valuation Policies, page 133

9.   We refer to the illustrative calculation on page 136. Please tell us if you have included advisor and broker dealer fees. If you have not, please tell us why.

Summary of our Operating Partnership Agreement, page 206

Limited Partner Exchange Rights, page 211

10.   We note your disclosure that a limited partner will have the right to exercise its exchange right in less than one year if you determine to permit such exchange. Please tell us if the common shares that you may issue upon redemption of units will be issued in a transaction exempt from registration under the Securities Act.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202) 551-3439 or Robert Telewicz at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Peter M. Fass (*via e-mail*)